# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Astria Therapeutics, Inc., CIK 0001454789
CUSIP: 04635X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 10/17/2025
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,312,202; sole dispositive power 0; shared dispositive power 3,312,202; aggregate amount beneficially owned 3,312,202 (5.87% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,312,202; sole dispositive power 0; shared dispositive power 3,312,202; aggregate amount beneficially owned 3,312,202 (5.87% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,312,202; sole dispositive power 0; shared dispositive power 3,312,202; aggregate amount beneficially owned 3,312,202 (5.87% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,312,202; sole dispositive power 0; shared dispositive power 3,312,202; aggregate amount beneficially owned 3,312,202 (5.87% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Astria Therapeutics, Inc.
Address of issuer's principal executive offices: 22 Boston Wharf Road, 10th Floor, Boston, Massachusetts (MA), 02210

## Item 2. Identity and Background
Name of person filing:
The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") (collectively, the "Reporting Persons").

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd ("PRA Master Fund"); (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, ("Systematic Master Fund"); (iii) Magnetar Relative Value Master Fund Ltd, ("Relative Value Master Fund"); all Cayman Islands exempted companies and (iv) two Managed Accounts for the client of Magnetar Asset Management LLC ("the Managed Account"), collectively (the "Funds").

Magnetar Financial is a Securities and Exchange Commission ("SEC") registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The administrative manager of Supernova Management is Mr. Snyderman.

Magnetar Asset Management LLC ("Magnetar Asset Management") is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.
Residence or business address: The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Present principal occupation or employment: Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate amount of funds used by the Reporting Persons in purchasing the 3,312,202 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $39,478,129.72 (excluding commissions and other execution-related costs).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the 3,312,202 Shares reported herein on behalf of the Funds after the public announcement of the Agreement and Plan of Merger (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Company reported in their Form 8-K Report filed October 14, 2025, that 56,434,894 shares were outstanding as of October 10, 2025.

As of the close of business October 22, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,312,202 Shares, which consisted of (i) 1,507,698 Shares held for the benefit of PRA Master Fund, (ii) 776,947 Shares held for the benefit of Systematic Master Fund, (iii) 211,374 Shares held for the benefit of Relative Value Master Fund, and (iv) 816,183 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.87% of the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business October 22, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 3,312,202 Shares, which consisted of (i) 1,507,698 Shares held for the benefit of PRA Master Fund, (ii) 776,947 Shares held for the benefit of Systematic Master Fund, (iii) 211,374 Shares held for the benefit of Relative Value Master Fund, and (iv) 816,183 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.87% of the Shares.
Transactions in the class effected during the past sixty days:
Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the Form 8K filed with the SEC on October 14, 2025:

Agreement and Plan of Merger

On October 14, 2025, Astria Therapeutics, Inc., a Delaware corporation ("Astria"), BioCryst Pharmaceuticals, Inc., a Delaware corporation ("BioCryst"), and Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BioCryst ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, at the Effective Time (as defined below), Merger Sub will merge with and into Astria, with Astria surviving the Merger as a wholly owned subsidiary of BioCryst (the "Merger").

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock, par value $0.001 per share, of Astria ("Astria Common Stock") issued and outstanding immediately prior to the Effective Time (subject to certain exceptions, including shares of Astria Common Stock owned by stockholders of Astria who have not voted in favor of the adoption of the Merger Agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive (i) 0.59 (the "Exchange Ratio") of a share of common stock, par value $0.01 per share, of BioCryst ("BioCryst Common Stock") and, if applicable, cash in lieu of fractional shares, and (ii) $8.55 in cash, without interest (the "Per Share Cash Amount"), subject to adjustment as described below and subject to applicable withholding taxes (the consideration described in the foregoing clauses (i) and (ii), collectively, the "Merger Consideration").
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of October 24, 2025, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on October 24, 2025.
99.3 Schedule A, dated as of October 24, 2025.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Mgmt LLC, GP of Magnetar Capital Partners LP, its Sol Mem (10/24/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC, its General Partner (10/24/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (10/24/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman (10/24/2025)
Comment: MAGNETAR FINANCIAL LLC BY: Magnetar Capital Partners LP, its Sole Member BY: Supernova Management LLC, its General Partner

MAGNETAR CAPITAL PARTNERS LP By: Supernova Management LLC, its General Partner